SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(Amendment No. _______)*

GAME FACE GAMING, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

36465M103

(CUSIP Number)

David Lubin, Esq.
David Lubin & Associates, PLLC
10 Union Avenue
Suite 5
Lynbrook, New York 11563
 (516) 887-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1 (g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)
________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36465M103	13D	Page of 2 of 7

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Punim Chadoshos, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,333,333
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 11,333,333
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,333,333
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14.	TYPE OF REPORTING PERSON OO (Limited Liability Company)

CUSIP No. 36465M103	13D	Page of 3 of 7

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Irving Bader
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 11,333,333 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 11,333,333 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,333,333 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.4%
14.	TYPE OF REPORTING PERSON IN

(1) Represents shares held by the CPT 2011 Trust of which Mr. Bader is the trustee and may be deemed to have beneficial ownership of such shares. Mr. Bader disclaims beneficial ownership of such shares.

CUSIP No. 36465M103	13D	Page of 4 of 7

Item 1. Security and Issuer.

This Schedule 13D is jointly filed by Punim Chadoshos, LLC, a New York limited liability company, and Irving Bader, in his capacity as trustee of the CPT 2011 Trust (the “Trust”) and relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Game Face Gaming, Inc., a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 20 East Sunrise Highway, Suite 202, Valley Stream, New York 11581.

Item 2. Identity and Background.

(a)           This Schedule 13D is filed by Punim Chadoshos, LLC, a New York limited liability company (“Punim”), and Irving Bader (“Bader” and together with Punim, the “Reporting Persons”).

(b)           The Reporting Persons address is 60 Greenway South, Forest Hills, New York 11375.

(c)           Bader is the owner of Camp Seneca Lake which is located at 1010 Nile Pond Road, Honesdale, Pennsylvania 18431.  Punim is a New York limited liability company, with an address at 60 Greenway South, Forest Hills, New York 11375.  Punim is an investor in the Issuer.

(d)           During the last five years, the Reporting Persons have not been convicted in any criminal proceeding.

(e)           During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Bader is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On February 10, 2011, Ron Warren, the principal shareholder and sole officer and director of the Issuer at such time, entered into a stock purchase agreement which provided for the sale of his 11,333,333 shares of common stock of the Issuer to Punim. The consideration paid for such shares was $50,000. Punim, which is owned by the Trust, used funds which it borrowed to purchase such shares.

Item 4. Purpose of Transaction.

The shares of common stock acquired by Punim were acquired for investment purposes. The Reporting Persons presently do not have any plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)           As of May 31, 2011, the Reporting Persons are each deemed the beneficial owners of 11,333,333 shares of the Issuer’s common stock representing 22.4% of the Issuer’s outstanding common stock based on 50,600,000 shares of common stock outstanding as of May 31, 2011.

CUSIP No. 36465M103	13D	Page of 5 of 7

(b)           Bader, as trustee of the Trust which owns all of the membership interests in Punim has the sole power to vote or to direct the vote of 11,333,333 shares and to dispose of or to direct the disposition of 11,333,333 shares of common stock.

(c)           During the past 60 days, the Reporting Persons affected no transactions in the Issuer’s common stock.

(d)           No entity or person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 11,333,333 shares of common stock that are held by the Reporting Persons.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On February 10, 2011, Ron Warren, the principal shareholder and sole officer and director of the Issuer at such time, entered into a stock purchase agreement with the Issuer and Punim which provided for the sale of his 11,333,333 shares of common stock of the Issuer to Punim. The consideration paid for such shares was $50,000. Punim, which is owned by the Trust, used funds which it borrowed to purchase such shares.

Item 7. Material to be Filed as Exhibits.

Exhibit 1.    Joint Filing Agreement dated May 26, 2011, between Irving Bader and Punim Chadoshos, LLC

Exhibit 2.    Stock Purchase Agreement dated February 10, 2011, between Game Face Gaming, Inc., Ron Warren and Punim Chadoshos, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 11, 2011)

CUSIP No. 36465M103	13D	Page of 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2011

Punim Chodoshos, LLC By: CPT 2011 Trust /s/ Irving Bader Irving Bader, Trustee

/s/ Irving Bader Irving Bader

CUSIP No. 36465M103	13D	Page of 7 of 7

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.0001 per share, of Game Face Gaming, Inc. and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of June 1, 2011.

Punim Chodoshos, LLC

By: CPT 2011 Trust

/s/ Irving Bader
Irving Bader, Trustee

/s/ Irving Bader
Irving Bader